SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25

Commission File Number 1-4351

NOTIFICATION OF LATE FILING

(Check One):  [ ] FORM 10-K  [ ] FORM 11-K  [ ] FORM 20-F  [X]
FORM 10-Q  [ ] FORM N-SAR

For Period Ended: June 30, 1994

[  ] Transition Report on Form 10-K     [  ] Transition Report on
                                        Form 10-Q
[  ] Transition Report on Form 20-F     [  ] Transition Report on
                                        Form N-SAR
[  ] Transition Report on Form 11-K

For the Transition Period Ended:

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing
checked above, identify the Item(s) to which the notification
relates:        Not Applicable

                 Part I.  Registrant Information

Full name of registrant:           Southeastern Public Service
                                   Company
Former name if applicable:         Not Applicable
Address of principal executive office
(street and number):               2001 N.W. 107th Avenue

City, State and Zip Code:          Miami, Florida 33172


                Part II.  Rule 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed.
(Check appropriate box.)


[   ]          (a) The reasons described in reasonable detail in
               Part III of this form could not be eliminated without unreasonable effort or expense;


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[ X ]          (b) The subject annual report, semi-annual report,
               transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]           (c) The accountant's statement or other exhibit
               required by Rule 12b-25(c) has been attached if applicable.

                      Part III.  Narrative

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if necessary).

     The preparation of the Registrant's Quarterly Report on Form
10-Q for the quarterly period ended June 30, 1994 could not be completed by the prescribed filing date of August 15, 1994 without unreasonable effort or expense as a result of the following:

     - As previously reported, a change in control of Triarc Companies, Inc., the parent company of the Registrant ("Triarc"), and, correspondingly, a change in control of the Registrant (the "Change In Control") occurred on April 23, 1993. In connection with the Change In Control, the Board of Directors of the Registrant was reconstituted and new senior executive officers of the Registrant were elected. Since the Change In Control, significant turnover at lower levels within the Registrant resulted in worker inefficiencies and inaccuracies, which contributed to the Registrant's inability to finalize its consolidated financial statements for the quarterly period ended June 30, 1994 by the prescribed filing date without unreasonable effort or expense.

     - As previously reported, on October 27, 1993 the Registrant announced that it was changing its fiscal year end from a fiscal year ended February 28 or 29 of each year to a calendar year ended December 31 of each year, effective with the ten-month transition period ended December 31, 1993. The Registrant is unable to restate prior periods and, accordingly, has used the three-month period ended May 31, 1993 as the comparable


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          prior year quarter and the six-month period ended May
          31, 1993 as the comparable prior year first half. The six months ended May 31, 1993 represented the fourth quarter of the fiscal year ended February 28, 1993 and the first quarter of the ten-month transition period ended December 31, 1993. Because of the difficulties in (i) compiling the financial statements for the prior year first half which consisted of time periods from two different prior fiscal years of the Registrant and
          (ii) making comparisons for management's discussion and analysis to a prior year first half period that had not previously existed for financial reporting purposes, the change in the Registrant's fiscal year has contributed to the Registrant's inability to finalize its consolidated financial statements for the quarterly period ended June 30, 1994 (which includes the six-month period ended June 30, 1994) without unreasonable effort or expense.

     - As previously reported, in July 1993, the Board of Directors of the Registrant adopted a resolution calling for the sale or discontinuance of substantially all of the Registrant's operating businesses and assets, other than the Registrant's minority equity interest in certain subsidiaries of Triarc. Pursuant to such resolution, in June 1994 the Registrant entered into a Letter of Intent (the "Letter of Intent") with certain members of its management, providing for such management's purchase of substantially all of the Registrant's assets which relate to the Registrant's cold storage and refrigeration business. In addition, on August 5, 1994, Southeastern Gas Company, a wholly-owned subsidiary of the Registrant, entered into a definitive agreement (the "Sale Agreement") to sell substantially all of the assets of the Registrant's oil and gas business to Eastern States Oil and Gas, Inc., a Virginia corporation. Because of (i) the short period of time between the dates of execution of the Letter of Intent and the Sale Agreement and the prescribed filing date for the Quarterly Report (August 15, 1994) and
          (ii) the significant amount of time and effort of key personnel of the Registrant dedicated to the negotiation of the Letter of Intent and the Sale Agreement that would have been otherwise dedicated to preparing the Registrant's Quarterly Report, the Registrant has been unable to finalize its consolidated financial statements for the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1994 without unreasonable effort or expense.




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     For all of the above-stated reasons, the preparation of the
Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1994, including the financial statements to be included therein, could not be completed by the prescribed filing date of August 15, 1994 without unreasonable effort or expense.


                   PART IV.  Other Information

      (1) Name and telephone number of person to contact in regard to this notification:

Brian L. Schorr, Esq.              212            230-3045
     (Name)                   (Area Code)    (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                           [ X ]  Yes   [  ]  No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                           [ X ]  Yes   [  ]  No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                       See Annex A hereto

               Southeastern Public Service Company
             ---------------------------------------
          (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  August 15, 1994             By:/s/ Fred H. Schaefer
                                   ----------------------
                                   Fred H. Schaefer
                                   Vice President and
                                   Chief Accounting Officer

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                                                          Annex A


      For the reasons stated in Part III to this Form 12b-25, the condensed consolidated financial statements of the Registrant for the quarterly period ended June 30, 1994 have not been completed. The Registrant, however, expects to report in its Quarterly Report on Form 10-Q for such period net sales of $5.8 million compared to $7.8 million for the three months ended May 31, 1993 (the "Comparable 1993 Period"), income from continuing operations of $1.3 million compared with a loss from continuing operations of $0.9 million for the Comparable 1993 Period and net income of $1.3 million compared with a net loss of $2.8 million for the Comparable 1993 Period. The comparable 1993 Period was used since it is the most nearly comparable period to the three months ended June 30, 1994. The $2.2 million improvement in income from continuing operations is principally due to a $1.5 million increase in equity in earnings of affiliates as a result of higher earnings at such affiliates, primarily reflecting the absence in 1994 of certain non-recurring charges provided in 1993. Operating profits were relatively unchanged. The $4.1 million improvement in net income is due to (i) the $2.2 million improvement in income from continuing operations, (ii) the absence in 1994 of a non-recurring loss from discontinued operations of $9.4 million provided in the Comparable 1993 Period and (iii) the absence in 1994 of a non-recurring positive impact of $7.5 million for the Comparable 1993 Period as a result of changes in accounting for income taxes.

























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